P.E. 1/25/02
0-29224


02012256

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
JAN 29 2002
354

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 25, 2002

SYNSORB Biotech Inc.
Commission File No. 0-29214
(Translation of registrant's name into English)


PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Suite #410, 1167 Kensington Cres N.W.
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	Exhibit
1.	Material change report of SYNSORB Biotech Inc. dated January 22, 2002.
2.	Material change report of SYNSORB Biotech Inc. dated January 17, 2002.
3.	Press release of SYNSORB Biotech Inc. dated January 22, 2002
4.	Press release of SYNSORB Biotech Inc. dated January 22, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNSORB Biotech Inc.

Dated: January 25, 2002

By: 

BILL HOGG, CA, MBA
VP Finance and CFO

Exhibit Index

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT **(BRITISH COLUMBIA) SECTION 85(1) FORM 27**
SECURITIES ACT **(ALBERTA) SECTION 146(1) FORM 27**
THE SECURITIES ACT **(SASKATCHEWAN) SECTION 84(1) FORM 25**
THE SECURITIES ACT **(MANITOBA)**
SECURITIES ACT **(ONTARIO) SECTION 75(2) FORM 27**
SECURITIES ACT **(QUEBEC) SECTION 73**
THE SECURITIES ACT **(NEWFOUNDLAND) SECTION 76(2) FORM 26**
SECURITIES ACT **(NOVA SCOTIA) SECTION 81(2) FORM 27**
SECURITY FRAUDS PREVENTION ACT **(NEW BRUNSWICK)**
SECURITIES ACT **(PRINCE EDWARD ISLAND)**
SECURITIES ACT **(NORTHWEST TERRITORIES) SECTION 44**
SECURITIES ACT **(NUNAVUT) SECTION 44**
SECURITIES ACT **(YUKON)**

1. **Reporting Issuer:**

SYNSORB Biotech Inc. ("SYNSORB")

2. **Date of Material Change:**

January 22, 2002.

3. **Press Release:**

A press release was issued January 22, 2002 (as attached).

4. **Summary of Material Change:**

SYNSORB announced that on January 22, 2002 it has entered into a bought deal with Canaccord Capital Corporation to sell 1,530,800 Oncolytics shares for $5,740,000.

5. **Full Description of Material Change:**

SYNSORB announced that it has entered into an agreement with Canaccord Capital Corporation as underwriters to sell 1,530,800 Common Shares of Oncolytics Biotech Inc. ("Oncolytics") at a price of $3.75 per Common Share for gross proceeds of $5,740,000. The transaction is subject to the receipt of all necessary regulatory approvals. Oncolytics will be filing a preliminary prospectus qualifying the Common Shares forthwith. Upon completion of the transaction, SYNSORB will hold 4,750,000 escrowed shares of Oncolytics.

6. **Reliance on Subsection 146(2) of *Securities Act* (Alberta) or equivalent section:**

N/A

7. **Omitted Information:**

N/A

8. **Senior Officers:**

Bill Hogg, Vice-President Finance and Chief Financial Officer may be reached at 403-270-1321.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

SYNSORB BIOTECH INC.



Bill Hogg
Vice President Finance and Chief Financial Officer

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 27
SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
THE SECURITIES ACT (MANITOBA)
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
SECURITIES ACT (QUEBEC) SECTION 73
THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26
SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
SECURITIES ACT (PRINCE EDWARD ISLAND)
SECURITIES ACT (NORTHWEST TERRITORIES) SECTION 44
SECURITIES ACT (NUNAVUT) SECTION 44
SECURITIES ACT (YUKON)

1. **Reporting Issuer:**

SYNSORB Biotech Inc. ("SYNSORB")

2. **Date of Material Change:**

January 17, 2002.

3. **Press Release:**

A press release was issued January 22, 2002 (as attached).

4. **Summary of Material Change:**

SYNSORB announced that on January 17, 2002 it was advised of a lawsuit filed against SYNSORB in the State of New York.

5. **Full Description of Material Change:**

SYNSORB has been advised that on January 17, 2002 a lawsuit was filed against SYNSORB and three of its current officers in the United States District Court for the Southern District of New York (Civil Action No. 02CV0434). The Plaintiff seeks class certification and alleges violations of United States federal securities during the period April 4, 2001 through December 10, 2001 in connection with disclosures regarding SYNSORB's business.

6. **Reliance on Subsection 146(2) of *Securities Act* (Alberta) or equivalent section:**

N/A

7. **Omitted Information:**

N/A

8. **Senior Officers:**

Bill Hogg, Vice-President Finance and Chief Financial Officer may be reached at 403-270-1321.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

SYNSORB BIOTECH INC.



Bill Hogg
Vice President Finance and Chief Financial Officer

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

NEWS RELEASE

SYNSORB ADVISED OF LAW SUIT

Calgary, January 22, 2002 --- SYNSORB Biotech Inc. ('SYNSORB', the 'Company') (TSE: SYB, Nasdaq: SYBB) has been advised that on January 17, 2002 a lawsuit was filed against SYNSORB Biotech and three of its current officers in the United States District Court for the Southern District of New York (Civil Action No. 02CV0434). The Plaintiff seeks class certification and alleges violations of United States federal securities during the period April 4, 2001 through December 10, 2001 in connection with disclosures regarding SYNSORB's business.

SYNSORB Biotech Inc. is a publicly traded company listed on both the Toronto Stock Exchange (symbol SYB) and on Nasdaq National Markets (ticker SYBB). On December 10, 2001, the Company announced it was terminating development of its lead product, SYNSORB Cd, and examining strategic alternatives for enhancing shareholder value. The Company's assets include a 30,000 square foot pharmaceutical manufacturing facility, 6.255 Million common shares of Oncolytics Biotech Inc. (TSE:ONC, Nasdaq: ONCY), approximately $85 Million in tax pools, a portfolio investment in BCY Lifesciences (CDNX:BCY) and royalty and milestone rights.

www.synsorb.com

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include actions, the Company's ability to reduce expenditures, the timing of the wind down of clinical trials, the uncertainty of future alternatives available to the Company, the future value of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

For further information contact:

Dr. David J. Cox
President & CEO
SYNSORB Biotech Inc.
(403) 283-5900 Bus
(403) 283-5907 Fax

Cindy Gray
Manager, Investor Relations
SYNSORB Biotech Inc.
(403) 270-1315 Bus
(403) 283-5907 Fax
Cgray@synsorb.com

Jason Hogan
Investor Relations
The Equicom Group
(416) 815-0700 ex. 222 Bus
(416) 815-0080 Fax
jhogan@equicomgroup.com



SYNSORB

NEWS RELEASE

SYNSORB BIOTECH INC. ANNOUNCES $5.7 MILLION BOUGHT DEAL OF ONCOLYTICS SHARES

Not for release into the United States.

Calgary, AB, Canada – January 22, 2002 – SYNSORB Biotech Inc. ("SYNSORB") (TSE: SYB) today announced that it has entered into an agreement with Canaccord Capital Corporation as underwriters to sell 1,530,800 Common Shares of Oncolytics Biotech Inc. ("Oncolytics") (TSE: ONC, Nasdaq: ONCY) at a price of $3.75 per Common Share for gross proceeds of $5,740,000. The transaction is subject to the receipt of all necessary regulatory approvals. Oncolytics will be filing a preliminary prospectus qualifying the Common Shares forthwith. The Common Shares have not and will not be registered under the *United States Securities Act of 1933*, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

"This transaction provides SYNSORB with adequate cash reserves to deal with existing debt, and increases our flexibility to pursue strategic opportunities on a timely basis." said Bill Hogg, Vice President Finance and Chief Financial Officer of SYNSORB.

Upon completion of the transaction, SYNSORB will hold 4,750,000 escrowed shares of Oncolytics. SYNSORB has terminated its arrangement with the Roseworth Group, LLC with respect to the sale of Oncolytics common shares, details of which were previously disclosed in May 2001.

SYNSORB Biotech Inc. is a publicly traded company listed on both the Toronto Stock Exchange (symbol SYB) and on Nasdaq National Markets (ticker SYBB). On December 10, 2001, the Company announced it was terminating development of its lead product, SYNSORB Cd®, and examining strategic alternatives for enhancing shareholder value. The Company's assets include a 30,000 square foot pharmaceutical manufacturing facility, 4.75 Million common shares of Oncolytics, approximately $85 Million in tax pools available to shelter future income, an investment in BCY LifeSciences (CDNX:BCY) and certain other royalty and milestone rights.

www.synsorb.com

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include actions, the Company's ability to reduce expenditures, the timing of the wind down of clinical trials, the uncertainty of future alternatives available to the Company, the future value of the Company's assets and those factors detailed in the Company's registration statement on Form 20F filed with the Securities and Exchange Commission.

For further information contact:

Mr. Bill Hogg
VP Finance & CFO
SYNSORB Biotech Inc.
(403) 283-5900 Bus
(403) 283-5907 Fax

Cindy Gray
Manager, Investor Relations
SYNSORB Biotech Inc.
(403) 270-1315 Bus
(403) 283-5907 Fax
Cgray@synsorb.com

Jason Hogan
Investor Relations
The Equicom Group
(416) 815-0700 ex. 222 Bus
(416) 815-0080 Fax
jhogan@equicomgroup.com

1/23/02


SYNSORB